August 29, 2005
Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 6010
Washington. D.C. 20549

Re:	InPlay Technologies, Inc. Form 10-KSB for the Year Ended December 31, 2004 Form 10-QSB for the Quarter Ended March 31, 2005 File No. 001-15069
Dear Mr. Cascio:
     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 29, 2005 regarding the Form 10-KSB for the year ended December 31, 2004 and the Form 10-QSB for quarter ended March 31, 2005 of InPlay Technologies, Inc. (the “Company”).
     Set forth below are the Company’s responses to the comments raised by the Staff. The comments are repeated below in bold followed by the Company’s response.
Form 10-KSB for the year ended December 31, 2004
Item 6. Management’s Discussion and Analysis or Plan of Operation, page 13
Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003, page 15
Research, Development and Commercial Application Engineering Expenses, page 16
1.	We note that in October 2002 you announced cost-cutting initiatives that included significant reductions in research and development personnel. To the extent these costs were incurred as part of a formal restructuring plan accounted for pursuant to SFAS 146, please revise future filings, if significant, to provide the MD&A disclosures required by SAB Topic 5-P as well as the financial statement disclosures required by paragraph 20 of the Statement. The specific charges recorded for this restructuring should be clearly disclosed in MD&A and the financial statements.
InPlay Response: The costs incurred were not incurred as part of a formal restructuring plan accounted for pursuant to SFAS 146. SFAS 146 was effective for exit or disposal activities initiated after December 31, 2002. As our Company changed from a manufacturing company to a licensing company, the need for a large research and development department was not necessary so the R&D department was reduced significantly. The 2002 staff reductions were announced in October 2002 and were completed and all one-time termination benefits had been recorded as of December 31, 2002, as prescribed under EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” If the Company initiates a future formal restructuring plan, the accounting and reporting will be pursuant to SFAS 146.
Financial Statements, page 21
Note 5. Note Receivable from Active Recognition Technologies, Inc., page 29
2.	We note during the twelve months following the execution of the definitive agreement that you committed to provide funding to ART, up to a maximum of $500,000. We also note that you advanced $390,000 to ART as of December 31, 2004 and that the remaining $110,000 was advanced as of March 31, 2005. In addition, as of December 31 you wrote-off the entire note receivable of $500,000. Please tell us how you accounted for this transaction and why your accounting treatment was appropriate under GAAP.
InPlay Response: On April 21, 2004 the Company and ART entered into a Stock Purchase Agreement (the “Agreement”) whereby the Company would acquire all of the outstanding shares of ART. The closing of the transaction was conditional on ART achieving $400,000 of net revenue and $100,000 average earnings before interest and tax for two consecutive fiscal quarters prior to July 31, 2005. The Agreement also stipulated that the Company provide up to $500,000 of funding to ART via a convertible note. The Agreement included a funding schedule as to when and how much ART could draw against the note. While ART had discretion as to whether it would borrow funds under this note agreement, the Company was nevertheless firmly committed to provide the funding should ART request it.
ART drew the maximum amount of the loan each month on the earliest day that the draw could be requested. As of December 31, 2004, ART had drawn $390,000 against the note, and the remaining $110,000 was drawn in the first quarter of 2005. As of December 31, 2004, ART had failed to achieve either the revenue or earnings milestones which would trigger the Company’s acquisition of ART under the terms of the Agreement. Furthermore, ART’s financial condition had deteriorated significantly during the fourth quarter of 2004 and it appeared that ART would never meet the revenue or earnings milestones outlined in the Agreement.
As of December 31, 2004, the Company evaluated whether (1) the $390,000 note receivable from ART was impaired and (2) a liability existed for the Company’s commitment to fund the remaining $110,000 under the note agreement.

Paragraph 8 of FAS 114 Accounting by Creditors for Impairment of a Loan states, in part, “A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.” While the Company has the right to all of the assets of ART if the note is not repaid, we do not believe that those assets will result in the recovery of the note due to the uncertainty of the valuation of ART’s assets and other potential claims against ART. Based on ART’s cash flow projections and recent financial performance as of December 31, 2004, the Company had serious doubts regarding ART’s ability to continue as a going concern. As a result of the Company’s potential lack of ability to realize any value from ART’s assets, the Company concluded that the note was impaired and recognized an impairment charge of $390,000 for the entire amount outstanding under the note agreement.
The Company next considered whether a liability existed at December 31, 2004 related to the remaining, non-discretionary funding commitment of $110,000 payable under the note agreement. For the reasons described above, as of December 31, 2004 the Company determined that no future economic benefit would be received from our agreement with ART. However, in accordance with the terms of the Agreement we continued to have an obligation to provide additional funding to ART up to $110,000. The Company considered, by analogy, the guidance in paragraph 16 of FAS 146 Accounting for Costs Associated with Exit or Disposal Activities as well as the guidance in paragraphs 251-253 of CON 6 Elements of Financial Statements.
Paragraph 16 of SFAS 146 states, “A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract, for example, the right to use a leased property or to receive future goods and services (hereinafter referred to as the cease-use date).” Paragraph 253 of CON 6 states, “As long as the commitment transaction remains unrecorded, however, the only way to recognize the loss on the commitment is to do as is done in current practice—to recognize the valuation account for estimated loss on purchase commitments and include it among the assets or liabilities. Although it can be deducted from assets in some way, even though the asset to which it applies is not recorded, it is now sometimes shown among the liabilities.” Accordingly, the Company recognized a liability for the remaining $110,000 commitment under the note agreement.
Furthermore, the Company notes that the remaining $110,000 of required funding was paid to ART prior to filing the 10-KSB. As discussed above, the Company believes that a liability existed for costs incurred under a contract for which no future economic benefit would be realized. The Company considers the actual funding during the first quarter of 2005 to be a Type 1 subsequent event providing additional evidence with respect to the conditions that existed as of December 31, 2004, specifically, that a liability of $110,000 existed as of that date. Thus, as of

December 31, 2004, the Company had no discretion except to incur an additional $110,000 with no future benefit and therefore recorded the liability and related loss at that date.
Form 8-K filed on March 17, 2005
3.	In future filings, please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-B for the non-GAAP financial measures included in the last page of the Form 8-K filed on March 17, 2005, including the purpose of this information and the reasons why management believes this provides useful information to investors. In addition, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise to omit the pro forma terminology when referring to your non-GAAP information.
InPlay Response: In future filings, we will provide the disclosures required by Item 10(e)(1)(i) of Regulation S-B for non-GAAP financial measures and will omit the pro forma terminology when referring to our non-GAAP information
I acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions, please do not hesitate to contact me.
Very truly yours,
\s\Robert J. Brilon
Robert J. Brilon
Chief Executive Officer and
Chief Financial Officer
InPlay Technologies, Inc.